Name of the Registrant: AT&T Inc.

Name & Address of Person Relying on Exemption: Nathan Cummings Foundation, 120 Wall Street, 26th Floor, New York, NY 10005

The Nathan Cummings Foundation is not required to file this communication pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934 but is doing so voluntarily.

April 17, 2023

Dear AT&T Inc. Shareholders:

The Nathan Cummings Foundation urges you to vote FOR Item No. 6 (the “Proposal”) on AT&T Inc.’s (“AT&T’s”) proxy card for its 2023 annual meeting of shareholders.

The Proposal requests that the Board commission a third-party, independent racial equity audit analyzing AT&T’s impacts on Black, Indigenous, and People of Color (BIPOC) communities, and publish a report on the audit on the company’s website.

AT&T has stated its commitment to advancing racial equity and justice for all, recognizing “the history of violence and systemic racism Black people still face.”1 However, news reports have identified numerous areas where AT&T’s products, policies, and practices may be promoting racial inequity. Allowing racial inequities to flourish is deeply harmful to BIPOC communities, is bad for diversified investors given the high cost of racism to the economy, and could expose the company to significant risks. It is also simply the wrong thing to do.

AT&T opposes the request for a racial equity audit, claiming that it already ensures the company’s commitment to racial equity is reflected in its goals and actions. Instead of embracing a company-wide audit, AT&T is resisting, offering instead a narrow and severely limited audit of its community programs aimed at helping to close the digital divide for underserved and underrepresented communities. This in no way meets standard expectations with respect to racial equity audits. Best practice requires that the audit cover a company’s policies, practices, and products.2 Further, while environmental, social, and governance and diversity, equity, and inclusion reporting are important, they in no way obviate the need for a racial equity audit as AT&T seems to suggest in its statement in opposition to Item No. 6.

Furthermore, we note that concerns about the impact of AT&T’s operation on BIPOC communities are ongoing and range from the impact of its political spending to inequities in the provision of broadband services. What we see as a fundamental disconnect between AT&T’s perception of its own impacts and the perception of impacted communities reinforces the need for a third-party independent audit to assess and clarify the company’s impact on BIPOC communities.

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1 https://about.att.com/newsroom/2021/george_floyd_justice_in_policing_act.html

2 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

There are significant concerns that AT&T’s products, policies, and practice help to enable systemic racial injustice.

Evidence suggests that AT&T’s political spending may exacerbate existing systemic racial inequities. The company was found to be one of the top corporate contributors to lawmakers supporting voter suppression bills3 and anti-protest bills.4 These bills disproportionately impact BIPOC Americans and undermine our democracy.5

AT&T also supports police foundations. For instance, AT&T has provided funding for the Atlanta Police Foundation, which is footing the bill for a highly controversial police training facility, despite significant public opposition and concerns about its potential impact on the city’s BIPOC community.6 AT&T also contributes to the National Sheriffs Association,7 which has lobbied to make the Defense Department’s 1033 military equipment transfer program permanent. The program transfers battlefield weapons and equipment from the military to police.

Concerns have been raised about the inequitable delivery of AT&T’s internet services to communities of color. Research by The Markup found that AT&T frequently provides a significantly lower quality of service in predominantly BIPOC communities for the same cost as significantly better service provided in predominantly white communities.8 In addition, several9 reports note that AT&T has participated in “digital redlining” by upgrading broadband technology in white communities and neglecting infrastructure upgrades in BIPOC communities.10 While AT&T has denied these claims and recently made investments in broadband centers in BIPOC communities, these centers do not appear to address infrastructure access at the household level.

AT&T has faced other controversies because of practices that disproportionately impact BIPOC communities, including a pending race discrimination lawsuit over retransmission practices,11 and a work stoppage related to its treatment of Black workers.12 Furthermore, AT&T has allegedly retaliated against employees who flagged issues of discrimination.13 In addition, according to EEO-1 data14, AT&T’s BIPOC workforce is disproportionately concentrated within its lower-paying jobs, and executive leadership is disproportionately white, relative to the general population.

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3 https://www.citizen.org/article/corporate-sponsors-of-voter-suppression-state-lawmakers-50-million/

4 https://www.greenpeace.org/usa/wp-content/uploads/2021/05/Democracy-Report-2.pdf

5 https://www.nytimes.com/2021/03/25/us/politics/georgia-voting-law-republicans.html

6 https://theatlantavoice.com/atlanta-city-council-approves-cop-city-despite-fierce-public-opposition/

7 https://www.salon.com/2021/04/27/as-big-corporations-strike-a-pose-for-racial-justice-they-keep-on-funding-the-police/

8 https://themarkup.org/still-loading/2022/10/19/dollars-to-megabits-you-may-be-paying-400-times-as-much-as-your-neighbor-for-internet-service

9 https://chicago.suntimes.com/2022/5/17/23070955/internet-providers-minority-underserved-communities-digital-divide-at-t

10 https://www.digitalinclusion.org/wp-content/uploads/dlm_uploads/2020/10/ATTs-Digital-Redlining-Leaving-Communities-Behind-for-Profit.pdf

11 https://www.wishtv.com/news/local-news/circle-city-broadcasting-files-racial-discrimination-suit-against-att/

12 https://cwa-union.org/news/releases/cwa-members-spotlight-atts-pattern-of-discriminatory-behavior-in-memphis-protest

13 https://www.commercialappeal.com/story/news/local/2019/12/17/at-t-noose-black-manager-discrimination-lawsuit/2667388001/

14 https://about.att.com/ecms/dam/pages/Diversity/2022-AT&T-Consolidated-EEO-1-Report.pdf

AT&T’s current efforts do not obviate the need to undertake the requested audit.

In 2021, AT&T published a statement in which it said, “we at AT&T stand firm for equality and remain committed to doing our part to advance racial equity and justice for all” 15; it has also stated that “Stand for Equality”16 is one of the company’s core values. However, AT&T’s staunch opposition to pursuing an independent racial equity audit undermines its commitments and core values.

Several of AT&T’s peers have conducted third-party racial equity audits and reported them to be extremely helpful.17 Studies have also shown that companies that align their business with stated racial equity goals increase profit, enhance their competitive advantage, and benefit from positive reputational impacts.18 Yet AT&T has opposed not only this resolution, but also years of advocacy from racial justice groups.

A robust commitment to racial equity requires that a company identify, prevent, or mitigate any harmful impacts of its policies, practices, and products on BIPOC communities. An independent third-party racial equity audit can be instrumental in helping AT&T do just that.

To “Stand for Equality” while protecting long-term shareholder value, AT&T must engage in an independent and public racial equity audit to assess the impacts of its products, practices, and policies on communities of color. Anything less is simply not sufficient. We urge AT&T’s shareholders to vote FOR Item No. 6 requesting the Board commission a third-party independent racial equity audit.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. The Nathan Cummings Foundation is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item No. 6 following the instructions provided in AT&T’s proxy statement.

The views expressed are those of the authors and the Nathan Cummings Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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15 https://about.att.com/newsroom/2021/george_floyd_justice_in_policing_act.html

16 https://www.attdreaminblack.com/commitment

17 http://civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf

18 https://news.bloomberglaw.com/esg/racial-equity-audits-the-new-esg-frontier